2024 REPORT

Esōes Cosmetics


esōes

REPORT CARD

Dear investors,

First and foremost, thank you. Whether you've been with us from the beginning or joined along the way, your belief in this mission, in me, has carried Esoes through a year that tested everything.

I wanted to share, human to human, what this past year has really been like.

In July, we lost nearly everything in a fire, our personal belongings, our business inventory, and the sense of safety I'd worked so hard to create for my family. I found myself working multiple jobs just to keep Esoes alive, rebuilding operations while literally rebuilding my life. There were more all-nighters than I can count, powered by nothing but grit, caffeine, and the deep knowing that this work still matters.

And it does.

Because even in the midst of chaos, survivors were still reaching out to say, "Your lipstick saved me." A young woman used our test strips on New Year's Eve. A mom cried at an event and told me, "Your product saved my daughter's life." That is why we keep going.

And somehow, in the middle of the hardest year of my life, we were still recognized by InStyle, Nylon, and the New York Post. We won a Top Tech of the Year award. We were one of just 20 (out of over 11,000!) brands chosen for the iFundWomen x BOTOX® grant. And now, we're preparing for the moment we've all been waiting for: This April, we're officially hard launching Esoes 2.0.

This will be our boldest chapter yet, with new branding, website & products, a full size mascot 'Trusty the Bear', national campaigns like Swipe Red, and co-branded partnerships rolling out across bars, restaurants, and safe spaces. The pieces are coming together, and now, we need your help to make this launch a success.

Whether it's sharing Esoes with your network, connecting us to aligned investors or media, or simply showing up to our events and cheering us on, your support means everything. You believed in Esoes because you knew the world needed more than just beauty products, it needed built-in safety. You believed in a future where innovation could empower survivors and shift culture. You believed in bold ideas, tech with a heart, and women who don't give up even when everything is burning down.

So I'm here to tell you: I didn't give up. And I won't.

This launch isn't just about a product, it's about reclaiming power, creating safety, and making sure no one has to say "I wish I had this back then" ever again.

Let's make Esoes 2.0 the moment the world sees what we've been building, together.

With love and determination, Joy Hoover

We need your help!

We've come a long way, but we can't this alone! As we rebuild and prepare to scale, here are a few key areas where your support could make a powerful difference.

1️⃣ Strategic Intros – Connections to retail buyers, bar/restaurant groups, or safety-forward hospitality brands for Swipe Red drink + co-branded test strip partnerships!

2️⃣ Media + Influencer Amplification – Help us reach more eyes! We're looking for podcast placements, press hits, and influencer partners who align with our mission.

3️⃣ Corporate Partnerships – Intros to brands with strong safety initiatives who want to co-brand kits, sponsor activations, or fund impact work.

4️⃣ Operational Support – Referrals to mission-aligned manufacturers, fulfillment partners, or advisors who can help us scale with integrity.

5️⃣ Capital + Bridge Funding – We're rebuilding post-fire and preparing for our biggest launch yet. Support with non-dilutive capital or strategic funding would be transformational.

6️⃣ Buy + Share the Product – Purchase and gift the new Baddie In a Box or Swipe Red Kit, buy tickets to our Denim Day Comedy Show **Punchlines with Purpose on 4.24**, and join our next Swipe Red campaign launching 4.25.

Sincerely,

Joy Hoover

Inventor, Founder, and CEO

How did we do this year?

REPORT CARD



D-

☺ The Good

Saved lives with our products, survivors shared that our lipstick + test strips helped them stay safe in real-life situations.

Featured in InStyle, Nylon, & NY Post, Esōes earned national buzz + positioned itself as the beauty-tech brand to watch.

Won a Top Tech of the Year Award + iFundWomen x BOTOX® grant, recognized for innovation, mission, and market potential

☹ The Bad

We lost 100% of inventory in a fire, forcing a full rebuild of operations, supply chain, and product readiness.

Insurance delays and gaps left us covering major out-of-pocket costs, including 90% of our business loss.

Launch timeline was pushed back due to trauma recovery, resource constraints, and needing to work multiple jobs.

2024 At a Glance

January 1 to December 31




$20,480 [60%]
Revenue

-$66,556
Net Loss



$41,340 [10%]
Short Term Debt

$63,650
Raised in 2024



$3,798
Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$51,662

$20,480

-$59,366

-$66,556

2023

2024

Net Margin: -325%   Gross Margin: -12%   Return on Assets: -28%   Earnings per Share: -$0.01

Revenue per Employee: $10,240   Cash to Assets: 2%   Revenue to Receivables: ~   Debt Ratio: 18%

📄 Esoes_Cosmetic_GAAP_Financials_--_2_Years_-_2024.pdf

📄 Eso%CC%84es_GAAP_Financial_Report.docx.pdf

We ❤️ Our 108 Investors

Thank You For Believing In Us

Paul Kapsar	Tony Gapastione	Shaun Weaver	Kimberly Malloy	Kate Stowell	Isabel Casimiro
Felix Vayssieres	Lindsey Bowen	Malcom Broadnax	Melynda Flaggard	Jaimee Finney	Ben Tupper
Jo Ashman	Jeska Forsyth	Gary Katelansky	James Blakeley	Korina Edwards	Todd Kessler
Chrissy Barron	Melissa Steach	Jo Jo Bennington	Kim Cousineau	Lammel Szeitz	Karla Wehbi
Geoffrey Pihlaja	Kati O'Neal	Sarah Kelly	Crystal Keith	Nolita Pore	Katy Pfeiffer
Ashley Bryant	Linda Nedell	Fabiola Guevara	Erika Torres	Jeremy Hyvärinen	Lauren Wild
Mary Tracy	Jennifer Inaba	Michael Johnson	Sallie Doebler	Leslie Stewart	Brittani Kate Miller
Staci Chamberlain	Liza Zenkin	Jenn Gomez	Nicole Sligar	Karina Singer	Holly Skarpac
Alexia Vernon	Eric Worley	Rose Peterson	Chelsie Ramelb	Kam Green	Alicia Livingston
Jessi Fisher	Jessica Haywood	Cayce Johnson	Lorri Holloman	Rachel Silverstein	Raymond Piloto
Tara Raines	Sandra Axelrod	Marcie Odonnell	Calvin Mann	Katherine DiZio	Whitney Hess
Denise Kraft	Brooke Feder	Mariam Nusrat	Christina Vela	Ali Caliendo	Lisa Chastain
Lei Lani Quiray	Melissa Atwell	Jonathan Temple	Jovona Jones	Alexandria Pearl	Kaywood Hopkins
Sonia Petkewich	Amber De La Garza	Sharice Lance	Regina Simmons	Lenette Reece	Jaymee Jones
Jordan Alvarez	Ruby Gadelrab	Sarah Merwin	Pamela Payne	Melissa Ashbaugh	Michael Daniels
Paige Candee	Alison Chambers	Jamie McNulty	Jennifer Taler	Lindsey Cattaneo	Hannah Cantrell
Allison Rae	Leah Dods	Adair Nowacki	Chelsey Queeley	Sam Fonck	Jonathan Ritchie
Patricia P Contreras	Jonathan Hendrickson	Amy Clayton	Rachel Harpin	Mariana Solorio	Leslie De Santiago

Thank You!

From the Esōes Cosmetics Team



Joy Hoover 🔗

Inventor, Founder, and CEO

3rd time founder in the women's safety space, 13+ years experience as an entrepreneur, Raised over $7million in cash + investments through previous ventures,...



Philip Hoover 🔗

Co-Founder and CXO

3rd time co-founder in women's safety space, 13+ years of experience in tech, customer service + entrepreneurship,...

Details

The Board of Directors

Director	Occupation	Joined
Joy Hoover	CEO @ Esōes Cosmetics	2022

Officers

Officer	Title		Joined
Joy Hoover	CEO		2022

Voting Power ❓

Holder	Securities Held	Voting Power
Joy Hoover	6,930,000 Common Stock	98.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2023	$245,080	Safe	Section 4(a)(2)
04/2024	$63,650		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	7,052,764	Yes

Warrants:	0
Options:	0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Even with a successful manufacturing partner, we may find that the cost of the product components actualize much greater than what we had forecasted

While we have a strong online presence, the cost to acquire new customers may prove much greater than what we are forecasting.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Sourcing materials for all of our safety components may be difficult because there are so many parts at play.

There are many competitors in our space, and it may prove too costly to capture and grow market share.

We rely on third-party manufacturers to produce our products, and we have limited control over these manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❷ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Esōes Cosmetics Inc

Delaware Corporation
Organized October 2021
2 employees
840 S. Ranch Dr. Suite 4-870
Las Vegas NV 89106 https://esoescosmetics.com

Business Description

Refer to the Esōes Cosmetics profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Esōes Cosmetics is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄